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                                                                    EXHIBIT (7)





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FOR IMMEDIATE RELEASE


HYDROGENICS ANNOUNCES FIRST QUARTER 2002 FINANCIAL RESULTS


TORONTO, MAY 15, 2002 -- HYDROGENICS CORPORATION (NASDAQ: HYGS AND TSE: HYG), a leading designer and manufacturer of proton exchange membrane technology, today announced the highlights of its corporate activity and its financial results for the first quarter ending March 31, 2002.

A conference call will be held to discuss the Company's first quarter results on Wednesday, May 15, 2002 at 10:30 a.m. EDT / 7:30 a.m. PDT. Instructions for accessing the call are detailed at the end of this press release.

FIRST QUARTER 2002 RESULTS

Hydrogenics' first quarter 2002 revenues were US$ 2.1 million compared with US$
0.7 million for first quarter 2001. Net loss for the first quarter 2002 was (US$ 5.0) million, or (US$ 0.10) per share compared with a net income of US$ 2.9 million or US$ 0.08 per share for the first quarter 2001.

Excluding US$ 3.7 million associated with the non-cash impact of amortization of intellectual property (IP) acquired in the GM transaction, net loss for the first quarter 2002 was (US$ 1.3) million, or approximately (US$ 0.02) per share. There was no comparable amortization of IP in the first quarter 2001. On a net basis, interest income and foreign currency losses contributed a positive US$
0.2 million towards net income for the first quarter 2002 compared with a net positive contribution of US$ 4.0 million for the first quarter 2001.


MANAGEMENT'S COMMENTS

"First quarter results were particularly gratifying both from a financial and operational perspective," said Pierre Rivard, President and CEO, "Financially, the first quarter is typically our most challenging, more so this year in light of our commitment in 2002 to more aggressive revenue targets. Our solid year-over-year revenue gains are indicative that our diversification efforts are paying off. Perhaps, more importantly, we continue to achieve our revenues without compromising our future. Even as we expand our revenues, enter new product areas and geographic territories, we have managed to achieve favorable gross margins. Our ability to target viable commercial opportunities while exercising fiscal discipline sets us apart from our competition. As a result of our positive gross margins and growing revenues, we are able to align our R&D efforts and our business development activities with the pace and emergence of new fuel cell opportunities in key markets around the world."

"Operationally, a significant addition to our product line last year was the 25 kW HyPM power module, establishing Hydrogenics not only as a leader in operating systems for fuel cell test and optimization but also as a significant player in the design and prototyping of operating systems for fuel cell power generators, or engines," continued



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Rivard. "Our ability to design and manufacture power modules for use in stationary, portable and transportation applications represents a fundamental component of our growth strategy."

GOALS FOR 2002

Hydrogenics established specific corporate goals in 2002. These goals include an increased commitment to delivering commercial fuel cell products to targeted markets; focusing on strategic alliances by capitalizing on existing relationships as well as establishing new ones; extending global reach, primarily through the Company's test equipment business; and, maintaining commercial sustainability throughout all business activities.

With regard to these goals, Hydrogenics has demonstrated progress in the following areas during the first quarter 2002:

o    COMMERCIAL SUSTAINABILITY
     Tripled revenues over Q1/01, maintained solid gross margins and demonstrated strong fiscal discipline by growing SG&A and R&D in line with anticipated 2002 revenue growth. At the same time, Hydrogenics experienced minimal cash burn of US$ 1.4 M for the quarter.

o    STRATEGIC ALLIANCES
     Increased engineering services personnel at GM fuel cell facility by approximately 10 percent. Demonstrated innovative system integration expertise to GM in both automotive and stationary applications. The Company also continued to build on existing relationships with leading fuel cell development programs to further strengthen the Company's portfolio of intellectual property.

o    GLOBAL REACH
     Secured contract for FCATS system with European Commission and captured repeat order with Asian automotive manufacturer. Targeted Europe, and in particular Germany, as a key market for Hydrogenics and in a subsequent event announced the acquisition of EnKat GmbH, a leading supplier of fuel cell test equipment in Europe.

o    COMMERCIAL FUEL CELL PRODUCTS
     Introduced significant improvements to a second generation design of the 25 kW HyPM power module to advance the ongoing development of Hydrogenics' own proprietary commercial power products. Introduced the HyPORT C chemical hydride portable power generator targeted for the Canadian and U.S. military. Launched 2002 product line of FCATS test equipment. Advanced design and testing of HyUPS regenerative backup power generator, in preparation for installation and subsequent field testing.

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FUEL CELL TECHNOLOGY ADVANCEMENTS

o Designed and substantially completed second generation HyPM 25 kW power module achieving a significant reduction in parts count, material cost and size. This power module is designed to be scaleable for a variety of power ranges. The second generation module was subsequently displayed in April at the Hannover Fair in Germany.

o Completely upgraded full product line of Fuel Cell Advanced Test Stations (FCATS), including new software platform, enhanced humidification system, increased stability and configurability, and enhanced automation and safety features. Achieved substantial improvements in manufacturability, documentation, configuration management, quality control, and procedures in the assembly of advanced balance-of-plant for fuel cells. Subsequently demonstrated new advancements in April at the Hannover Fair in Germany, and in May at a pan-Asian roadshow.

o Accomplished substantial progress in the development of our first HyPORT E prototype regenerative auxiliary power unit (APU) under contract with the U.S military. This regenerative fuel cell system is fuelled by hydrogen generated by an electrolyzer module using Hydrogenics' proprietary PEM electrolyzer technology. Delivery of this 3 kW (continuous) APU will take place in fourth quarter for subsequent testing on board selected military vehicles.

o Successfully demonstrated our prototype HyPORT C 500-watt compact power generator with integrated proprietary chemical hydride hydrogen generator to the Canadian and U.S. militaries. Hydrogenics developed its chemical hydride technology under contract with the Department of Defense Canada. This product is designed to charge batteries and power instrumentation in the field.


ENKAT TRANSACTION

On April 16, 2002, the Company completed the acquisition of EnKat GmbH. The principals, Prof. Dr. Karl Klug and Dr. Bernd Pitschak have agreed to lead Hydrogenics' efforts within Europe. Klug and Pitschak are well known in the industry and the Company will benefit from their fuel cell expertise and established relationships. The purchase price, while not material, was paid in cash effective May 1, 2002.


OUTLOOK

Based on preliminary information, Hydrogenics expects annual revenues to approximately double in 2002, to between US$14 and US$16 million. On the expense side, the Company will continue to align its resources with emerging market opportunities and will increase investment in R&D and SG&A as needed to directly support viable commercial opportunities in the upcoming year.

 "This has been a solid start to 2002 with tremendous catalysts beginning to create commercial opportunities for PEM fuel cell technologies," commented Rivard. "Various automotive manufacturers have indicated their intentions to have working fuel cell


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vehicles for fleet applications in the near future, and the U.S. government has begun embracing fuel cell technologies as a means for securing energy independence and security. These growing external catalysts, combined with approximately $ 8 million in order backlog, give us confidence with our previously established revenue guidance for 2002."

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is dedicated to the design and development of commercial PEM fuel cell systems for transportation, stationary and portable power applications. With its first commercial product line of fully integrated fuel cell test systems, the Company has established a leadership position in fuel cell balance-of-plant and operating system technology. The knowledge, expertise, and relationships that Hydrogenics has established from this early R&D product market are providing the foundation for the development and manufacture of fuel cell power modules and fully integrated power generators. Hydrogenics' 95,000 ft2 headquarters and R&D facility is located in Mississauga, Ontario, Canada. The Company also has Asia-Pacific operations in Tokyo, Japan, a facility in up state New York, and European operations based Gelsenkirchen, Germany. Hydrogenics is a member of the GM alliance of fuel cell commercialization companies.

CONFERENCE CALL DETAILS
The U.S./Canada dial-in number for the conference call is (800) 289-0473, and the international number is (913)-981-5537. A replay of the call will be available from May 15th at 2:00 pm EDT until May 21st at 11:59 pm EDT. The U.S./Canada dial-in number for the replay is (888) 203-1112, and the international number is (719) 457-0820. The access code for the replay is 722561. A live webcast of the conference call will be available on the Company's website at www.hydrogenics.com. A replay of the webcast will be available following the conference call.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. These risks include the following: (1) technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business; (2) changes in general economic, financial or business conditions adversely affecting the business or the markets in which Hydrogenics operates, (3) the ability to attract and retain customers and business partners, and (4) dependency on third party suppliers. These factors should be considered carefully and readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' Form 20F filed with the Securities and Exchange Commission on May 22, 2001 for a more complete discussion of factors that could affect Hydrogenics' future performance. Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

COMPANY CONTACTS:
Hydrogenics, Mississauga, Canada
Gary Brandt, Chief Financial Officer
Phone: 905/361/3633
Email: gbrandt@hydrogenics.com




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HYDROGENICS CORPORATION
(Unaudited)
Interim Consolidated Balance Sheets
AS AT MARCH 31, 2002 AND DECEMBER 31, 2001
-----------------------------------------------------------------------------
(thousands of U.S. dollars)

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

                                                           MARCH 31,              DECEMBER 31,
                                                                2002                      2001
                                                         -----------              ------------
                                                                   $                         $

                                                         (unaudited)
ASSETS
CURRENT ASSETS
Cash ...............................................           1,152                     1,639
Short-term investments .............................          63,283                    64,170
Accounts receivable ................................           3,934                     4,353
Grants receivable ..................................             701                       741
Inventories ........................................           2,921                     2,969
Prepaid expenses ...................................             124                       129
                                                             -------                   -------
                                                              72,115                    74,001

DEPOSITS ...........................................              99                       102
PROPERTY, PLANT AND EQUIPMENT ......................           3,939                     3,780
ACQUIRED INTELLECTUAL PROPERTY .....................          26,031                    29,750
                                                             -------                   -------
                                                             102,184                   107,633
                                                             =======                   =======
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities ...........           1,016                     1,593
Income taxes payable ...............................              18                        11
                                                             -------                   -------
                                                               1,034                     1,604
LOAN PAYABLE .......................................             212                       208
                                                             -------                   -------
                                                               1,246                     1,812
                                                             -------                   -------
SHAREHOLDERS' EQUITY

Share capital and other equity .....................         114,683                   114,526
Deficit ............................................          (9,699)                   (4,659)
Foreign currency translation adjustment ............          (4,046)                   (4,046)
                                                             -------                   -------
                                                             100,938                   105,821
                                                             -------                   -------
                                                             102,184                   107,633
                                                             =======                   =======
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HYDROGENICS CORPORATION
(Unaudited)
Interim Consolidated Statements of Operations and Deficit
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001
------------------------------------------------------------------------------
(thousands of U.S. dollars, except per share amounts)

                                                                               2002                    2001
                                                                               ----                    ----
                                                                                  $                       $

REVENUES .............................................................        2,140                     656

COST OF REVENUES .....................................................        1,551                     443
                                                                             ------                  ------
                                                                                589                     213
                                                                             ------                  ------
OPERATING EXPENSES
Selling, general and administrative ..................................        1,155                     818
Research and development .............................................          873                     563
Research and development grants ......................................         (254)                   (328)
Depreciation of property, plant and equipment ........................          296                     119
Amortization of acquired intellectual property .......................        3,719                      --
                                                                             ------                  ------
                                                                              5,789                   1,172
                                                                             ------                  ------
LOSS FROM OPERATIONS .................................................       (5,200)                   (959)
                                                                             ------                  ------
OTHER INCOME (EXPENSES)
Provincial capital tax ...............................................          (35)                    (64)
Interest .............................................................          309                     989
Foreign currency gains (losses) ......................................          (77)                  2,989
                                                                             ------                  ------
                                                                                197                   3,914
                                                                             ------                  ------
INCOME (LOSS) BEFORE INCOME TAXES ....................................       (5,003)                  2,955

Current income tax expense ...........................................           37                      43
                                                                             ------                  ------
NET INCOME (LOSS) FOR THE PERIOD .....................................       (5,040)                  2,912


DEFICIT - BEGINNING OF PERIOD ........................................       (4,659)                 (1,843)
                                                                             ------                  ------
RETAINED EARNINGS (DEFICIT) - END OF PERIOD ..........................       (9,699)                  1,069
                                                                             ======                  ======
NET INCOME (LOSS) PER SHARE
Basic ................................................................        (0.10)                   0.08
Diluted ..............................................................        (0.10)                   0.07


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HYDROGENICS CORPORATION
(Unaudited)
Interim Consolidated Statements of Cash Flows
FOR THE THREE-MONTH PERIODS ENDED
MARCH 31, 2002 AND 2001
-------------------------------------------------------------------------------
 (thousands of U.S. dollars)



                                                                       2002                   2001
                                                                       ----                   ----
                                                                          $                      $
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net income (loss) for the period .............................       (5,040)                 2,912
Items not affecting cash
     Depreciation of property, plant and equipment ...........          296                    119
     Amortization of acquired intellectual property ..........        3,719                     --
     Unrealized foreign exchange losses (gains) ..............           77                 (1,894)
     Imputed interest on grant payable .......................            4                      4
Net change in non-cash working capital .......................          (58)                (1,403)
                                                                     ------                  -----
                                                                     (1,003)                  (262)
INVESTING ACTIVITIES
Decrease in short-term investments ...........................          812                    264
Purchase of property, plant and equipment ....................         (455)                (1,048)
                                                                     ------                  -----
                                                                        357                   (784)
FINANCING ACTIVITIES
Increase in loan payable .....................................           --                     98
Common shares issued .........................................          157                      6
                                                                     ------                  -----
                                                                        157                    104
                                                                     ------                  -----
DECREASE IN CASH DURING THE PERIOD ...........................         (489)                  (944)

EFFECT OF EXCHANGE RATE CHANGES ON CASH ......................            2                    (63)

CASH  - BEGINNING OF PERIOD ..................................        1,639                  1,844
                                                                     ------                  -----
CASH  - END OF PERIOD ........................................        1,152                    837
                                                                     ======                  =====
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